FUELCELL ENERGY, INC. 3 Great Pasture Road Danbury, Connecticut 06813 Telephone: 203-825-6000

Via EDGAR and Facsimile (202) 942-2962

July 21, 2004

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Ms. Peggy A. Fisher

RE:	FuelCell Energy, Inc.
Request for Withdrawal of Registration Statement on Form S- 3
SEC File No.: 333-112893

Dear Ms. Fisher:

      FuelCell Energy, Inc. respectfully requests the withdrawal of its registration statement on Form S-3 (SEC File No. 333-112893) filed on February 17, 2004 and amended on April 19, 2004 pursuant to Rule 477 of the Securities Act of 1933, as amended. No securities were sold in connection with the registration statement. The registration statement has not been declared effective by the Commission. Accordingly, we respectfully request that the Commission consent to the withdrawal of the registration statement as soon as possible.

      Please do not hesitate to call Richard A. Krantz of Robinson & Cole LLP at (203) 462 7505 should you have any questions regarding this matter.

Sincerely yours,

FUELCELL ENERGY, INC.

/s/ Joseph G. Mahler
By: Joseph G. Mahler
Senior Vice President, Chief
Financial Officer, Corporate
Secretary and Treasurer